PARTNERS

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 13, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Youku Inc.
Responses to the Staff’s Comments on Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-180913) Filed on May 31, 2012

Dear Mr. Spirgel, Ms. Murphy and Ms. Plowgian:

On behalf of our client, Youku Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated June 7, 2012 (the “Comment Letter”), regarding the above referenced registration statement on Form F-4 (the “Registration Statement”) that was filed on May 31, 2012.

This letter and Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter and two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 1 to the Registration Statement filed on May 31, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Amended Registration Statement.

* * *

“Tudou may be subject to administrative penalties including the revocation of its SARFT license...,” page 81

1.                   We note your response to comment 12 from our letter dated May 21, 2012. Please expand your risk factor to clarify whether Tudou has received any warning notices or penalties from the relevant governmental authorities due to regulatory non-compliance. Disclose the portion of Tudou’s content for which management believes it has obtained a necessary SARFT permit. Clarify your statement that Tudou may not be able to “recoup licensing costs it has paid for clips that lack permits.” In addition, expand the Regulation section on page 190 to specifically address the impact of this requirement and explain the measures Tudou is taking to comply with it.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 81, 82 and 195 of the Amended Registration Statement.

“Tudou’s business licenses limit the scope of Tudou’s business...,” page 83

2.                   We note your response to comment 7 from our letter dated May 21, 2012. Please expand your disclosure to clarify whether management believes that Tudou and its PRC subsidiaries and consolidated affiliated entities currently conduct their business within the scope of their business licenses. On a supplemental basis, please provide us with English translations of each business license.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 84 of the Amended Registration Statement.

In response to the Staff’s comment, Tudou hereby provides the Staff with English translations of the business licenses of Tudou’s PRC subsidiaries and consolidated affiliated entities, which are attached hereto as Annex I.

“Governmental control over currency conversion...,” page 83

3.                   We note your revised disclosure regarding the fact that the business scopes of Tudou’s PRC subsidiaries do not include equity investments. Please create a separate risk factor addressing this risk. The risk factor should explain how this limitation will affect Tudou’s ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Tudou’s PRC subsidiaries. Disclose your use of such Renminbi converted from foreign currency denominated capital.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 85 and 86 of the Amended Registration Statement.

“If the PRC government determines that the contractual arrangements that establish the structure...” page 86

4.                   We note your response to comment 18 from our letter dated May 21, 2012. Please revise your disclosure to clarify, if true, that at this time management does not intend to submit your arrangements with Beijing Tixian to MOFCOM for review and identify the possible risks associated with the failure to make such submission on a timely basis in the event the relevant PRC authorities determined that it is required.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 89 of the Amended Registration Statement.

“Tudou’s contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders...,” page 88

5.                   We note your response to comment 22 from our letter dated May 21, 2012. As previously requested, revise your disclosure to address the fact that the primary remedy under the equity pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Tudou’s receipt of full value of the equity or the business of the entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 90 of the Amended Registration Statement.

6.                   We note your response to comments 23 and 47 from our letter date May 21, 2012. Please expand your disclosure here or in a new risk factor to address the risk, as outlined in your responses, that in the event of a voluntary or involuntary liquidation proceeding of any of Tudou’s consolidated affiliated entities, such entity generally would not be able to perform its obligations under its contractual arrangements, the relevant contractual arrangements may be terminated and Reshuffle Technology may not be able to transfer the equity interest in that entity pursuant to its exclusive call option agreement. Such disclosure should clarify that Reshuffle Technology would be treated as an unsecured creditor of the relevant entity in the context of these proceedings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 of the Amended Registration Statement to include the requested risk factor.

7.                   We note your statement that “it is unclear whether the Administration of Commerce and Industry would agree to register the transfer of the equity interest in the affected entity during a liquidation proceeding.” Please provide us with the basis for this statement, in a supplemental response. Further tell us whether or not the business exchanges upon which the target equity is put up for public auction in accordance with PRC Security Law would proceed with such auction for a pledgee attempting to dispose of an equity pledge interest during a liquidation proceeding.

The Company respectfully advises the Staff that although PRC law does not specifically prohibit the transfer of the equity interest in a company in the process of liquidation or the registration of such equity transfer with the relevant branch of the Administration of Commerce and Industry (the “AIC”), the AIC has the discretion to determine whether the application to register the transfer complies with the registration requirements. Therefore, it is possible that the AIC may decide not to register the equity transfer. In addition, a court in a liquidation proceeding may decide that any equity transfer be suspended or prohibited.

The Company further advises the Staff that no PRC law specifically prohibits a business exchange from proceeding with an auction for a pledgee attempting to dispose of an equity pledge interest in a company during the company’s  liquidation proceeding, and that the business exchange may exercise its discretion to decide whether or not to proceed with such auction. However, if a court in a liquidation proceeding decides that no auction of such equity interest should be allowed, it is unlikely that the exchange will proceed with the auction.

“A lawsuit initiated by the ex-wife of Mr. Gary Wei Wang...,” page 89

8.                   We note your response to comment 27 from our letter dated May 21, 2012. We continue to believe that this information is material to investors as it pertains to control over the entity that holds the licenses and permits necessary for Tudou’s operations and contributed substantially all of Tudou’s net revenues last year. Therefore Mr. Wang’s obligations under the ruling and the timing of the same should be clearly disclosed. In addition, disclose the legal effect, with references to relevant PRC laws, rules or circulars, of the “undertaking letter” Mr. Wang provided the company and clarify in your disclosure how this letter protects the company’s interests. Disclose Tudou’s legal options in the event Mr. Wang breaches the terms of that letter. On a supplemental basis, provide us with an English translation of the undertaking letter by Mr. Wang.

The Company respectfully advises the Staff that, under the settlement agreement, Mr. Wang agreed to pay $2.7 million to his ex-wife before June 10, 2012, which he has timely paid, and an additional $4.3 million in the event of an initial public offering, merger, acquisition, reorganization or similar transaction of Tudou within two years after such an event. The Company has previously disclosed the payment schedule, which appears on page 92 of the Amended Registration Statement. Neither the Company nor Tudou has disclosed the exact amount that Mr. Wang must pay under the settlement in any public documents. Based on their assessment of the following factors, Tudou and the Company believe that the likelihood that Mr. Wang will not make the additional payment under the settlement is remote:

(i)            Mr. Wang has confirmed in writing to Tudou that based on the estimated value of his asset portfolio, he is able to discharge his obligations under the settlement, and that he will duly perform his obligations under the settlement in a timely manner;

(ii)           the $4.3 million additional payment obligation under the settlement within two years after Tudou’s initial public offering does not appear significant compared to the estimated value of Mr. Wang’s asset portfolio; and

(iii)          Mr. Wang has agreed in his voting agreement with the Company, dated March 11, 2012, that in the event he does not satisfy his obligations under the settlement prior to the closing of the merger, the Company has the right to withhold sufficient merger consideration due to Mr. Wang at the closing to satisfy his obligations under the settlement.

The Company respectfully advises the Staff that the likelihood that the court will enforce the settlement depends on Mr. Wang’s ability and willingness to make the remaining payment pursuant to the settlement. Given Mr. Wang’s ability and willingness to make such payment, the Company and Tudou believe that it is unlikely that the court will impose enforcement measures that will materially and negatively affect Tudou or the Company. Therefore, the Company and Tudou believe that the exact amount of Mr. Wang’s payment obligation under the settlement is not material to investors.  In response to the Staff’s comment, the Company hereby provides to the Staff on a supplemental basis a copy of the undertaking by Mr. Wang, which is attached hereto as Annex II.

Pursuant to the General Principles of the Civil Law of the PRC and its judicial interpretations, the undertaking letter signed by Mr. Wang is valid, binding and enforceable. Pursuant to the undertaking letter, Mr. Wang has undertaken to duly perform his obligations under the settlement in a timely manner and shall indemnify Tudou against any and all claims, losses, damages, costs, expenses, fines, penalties or other liabilities (if any) resulting from or arising out of Mr. Wang’s failure to timely perform any part of his obligations under the settlement. In the event that Mr. Wang breaches the terms of the undertaking letter, Tudou can take action against Mr. Wang to recover any losses it may incur as a result of his breach.

9.                   We note your response to comment 27 from our letter dated May 21, 2012. Your disclosure should clearly state that the court may evaluate whether Mr. Wang has performed his obligations under the court ruling and it should address the uncertainty and risks associated with that determination.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 92 of the Amended Registration Statement.

10.            We note your response to comment 29 from our letter dated May 21, 2012. Disclose the manner in which Mr. Wang will “indemnify Tudou from any losses resulting from [Mr. Wang’s] delay in or failure to perform his obligations.” Disclose the basis for your assertion that Reshuffle Technology will be able to exercise the call option and request Mr. Wang to transfer all or part of his equity interest in Quan Toodou to a third party while Mr. Wang’s obligations under the court ruling are still pending. Your revised disclosure should explain why management has not yet taken this action to protect its equity interests.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 92 of the Amended Registration Statement.

11.            Provide us with your analysis as to your public disclosure requirements at the date of the entry into the settlement agreement by Mr. Wang, discussing the materiality of the pledged equity interests at risk, and your public disclosure requirements going forward as Mr. Wang satisfies the “additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or a similar transaction of Tudou within two years after such an event.” In your supplemental response outline the dates and amounts of payments that will satisfy this obligation of Mr. Wang.

The Company respectfully advises the Staff that, under the settlement agreement, Mr. Wang agreed to pay $2.7 million to his ex-wife before June 10, 2012 and an additional $4.3 million in the event of an initial public offering, merger, acquisition, reorganization or similar transaction involving Tudou within two years after such an event.  Tudou completed its initial public offering in August 2011, and therefore, under the settlement agreement, Mr. Wang is obligated to make an additional payment of $4.3 million by August 2013.

As of the date of the settlement agreement, Tudou believed that the settlement was material information to investors. The settlement, the payment schedule under the settlement and the potential impact on the pledged equity interest in Quan Toodou, which is a variable interest entity of Tudou, were all disclosed in Tudou’s prospectus for its initial public offering. However, given that Mr. Wang’s subsequent payment obligations under the settlement were not significant compared to the estimated value of his asset portfolio, especially in light of the net proceeds that Mr. Wang received from the offering, and that Mr. Wang provided an undertaking to Tudou about his willingness and ability to pay, Tudou believed that it was unlikely that the court would impose enforcement measures materially affecting Tudou.

Tudou and the Company will continue to evaluate Mr. Wang’s willingness and ability to pay, and if necessary make appropriate disclosures. As discussed in the response to the Staff’s comment 8, Tudou and the Company believe that the likelihood that Mr. Wang will not make the additional payment under the settlement is remote.

12.            Further, expand your analysis in your response to comment 29 from our letter dated May 21, 2012 as to whether or not Mr. Wang, through entry into the settlement with his ex-wife, may be determined to be in violation of Sections 8.1 or Section 8.3 of the Equity Interest Pledge Agreement or Section 6.2.1 of the Amended Exclusive Call Option Agreement. We note that Mr. Wang entered into a voluntary settlement where, if the cash amount due by Mr. Wang is not paid by him, Mr. Wang’s personal assets, including the equity interests in Quan Toodou, may be subject to the court’s enforcement measure. This appears to be an encumbrance by Mr. Wang on the pledged equity interests. Please provide us with English translations of the settlement treatment of the pledged equity interests.

The Company respectfully advises the Staff that Tudou does not believe that Mr. Wang’s entry into the settlement with his ex-wife is a breach of Section 8.1 or Section 8.3 of the Equity Interest Pledge Agreement or Section 6.2.1 of the Amended Exclusive Call Option Agreement. Mr. Wang did not voluntarily create or permit the creation of any new pledge or any other encumbrance on the pledged equity interest under the Equity Pledge Interest Agreement. Nor did Mr. Wang transfer, or otherwise dispose of, or create any encumbrance or other third party rights on the pledged equity interest. Mr. Wang’s voluntary settlement was intended to protect the pledged equity interest in Quan Toodou. As a result of the settlement, the court released its conservatory measures imposed on Mr. Wang’s equity interest in Quan Toodou, and thus removed an encumbrance on such equity interest. The Company respectfully advises the Staff that, according to Fangda Partners, Tudou’s PRC counsel, entering into a voluntary settlement itself does not create an encumbrance; rather, an encumbrance on the pledged equity interest may be imposed by the court enforcing the terms of the settlement if Mr. Wang fails to make the payment pursuant to the settlement.

In response to the Staff’s comment, the Company hereby provides the Staff with an English translation of the settlement treatment of the pledged equity interest, which is attached hereto as Annex III.

13.            In a supplemental response, please provide us with your legal analysis, citing all relevant PRC rules, regulations, circulars and notices, as to whether or not the equity that is the subject of the registered equity pledge, thereby perfected under PRC Security Law, is subject to third party claims and any resulting court judgments, not including voluntary settlement, despite the registration of the equity pledge.

The Company respectfully advises the Staff that Article 208 of the PRC Property Law and Article 63 of the PRC Security Law provide that a pledgee has the right to satisfy his or her claim from the value of the collateral securing such claim before any other creditors. Article 40 of the Regulations on Some Issues of Enforcement by the People’s Court, issued by the PRC Supreme Court in 1998, further provides that if a court initiates an auction of or otherwise sells a debtor’s assets that are subject to a mortgage or a pledge, the mortgagee or the pledgee will have priority over other creditors to receive the proceeds of the auction or sale. Therefore, under PRC law, a pledgee under a registered equity pledge has a perfected security interest in the pledged equity with the right of priority over unsecured third party claimants and judgment creditors.

Miscellaneous, page 136

14.            We note your response to comment 40 from our letter dated May 31, 2012. Please further expand your disclosure to disclose any range or parameters with respect to the discretionary fee Morgan Stanley is eligible to receive.

The Company respectfully advises the Staff that the terms (including any range or parameters) of the discretionary fee Morgan Stanley is eligible to receive are undefined.

Material U.S. Federal Income Tax Consequences of the Merger, page 140

15.            We note your response to comment 42 from our letter dated May 31, 2012. We continue to believe it is inappropriate to assume any legal conclusion underlying the opinion. If counsel is unable to express an opinion because of uncertainty in the law or for other reasons the opinion should so state and clearly explain why that is the case. The filing should include disclosure here and in your risk factors indicating that there is or may be a material risk that the particular tax benefit will be disallowed on audit.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32, 143 and 144 of the Amended Registration Statement and has added a risk factor on pages 61 and 62 concerning the risk that the IRS may successfully challenge the qualification of the merger as a reorganization under section 368(a) of the Internal Revenue Code.  The Company respectfully advises the Staff that the existing disclosure on page 142 of the Amended Registration Statement under the heading “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” includes the referenced disclosure that the Staff requested the Company to include.

Tudou Corporate Structure Matters, page 163

16.            We note your response to comment 44 from our letter dated May 31, 2012. Please revise your disclosure to identify the PRC authorization and approval required for these transfers and the expected timing of the same. In addition, revise your disclosure to include risk factor disclosure clarifying that the interests transferred to Youku may be subject to permitted liens.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 60 and 165 of the Amended Registration Statement.

Organizational Structure, page 204

17.            Please explain why the chart depicts contractual arrangements between Reshuffle Technology and Quan Toodou and Chengdu Gaishi, but not with Shanghai Suzao and Beijing Tixian.

In response to the Staff’s comment, the Company has revised the chart on pages 207 and 208 of the Amended Registration Statement. The Company respectfully advises the Staff that the dissolution of Chengdu Gaishi was completed in June 2012 and Tudou has terminated its contractual arrangements with Chengdu Gaishi and its shareholders. The Company has revised the disclosure to this effect throughout the Amended Registration Statement, including by adding new disclosure on page 177 of the Amended Registration Statement concerning the dissolution of Chengdu Gaishi.

Contractual Arrangements with Quan Toodou and its Shareholders, page 205

Contractual Arrangements with Shanghai Suzao and its Shareholders, page 206

Contractual Arrangements with Chengdu Gaishi and its Shareholders, page 208

Contractual Arrangements with Beijing Tixian and its Shareholders, page 209

18.            We note your response to comments 6 and 45 from our letter dated May 31, 2012. Revise your disclosure to state that in the event you enforce the equity interest pledge agreement, you would not receive the equity interests. In addition, revise your disclosure to clarify your reference to a “successful” enforcement of the equity pledge. Your revised disclosure should also state, if true, that any proceeds you receive from such enforcement would be net of the payment of related expenses and taxes.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 209, 210, 211 and 212 of the Amended Registration Statement.

19.            We note your response to comment 46 from our letter dated May 31, 2012. Provide relevant citations to all relevant PRC laws, rules or circulars supporting your assertion that the registered equity pledge secures all debts and liabilities arising from the principal agreements and not just the amount stated on the application form. As previously requested, please state the amount each registered equity pledge lists as secured and disclose what that amount represents. Separately disclose any other amount covered by the equity pledge agreement that remains unregistered and unsecured. On a supplemental basis, please provide us with English translations of each registered equity pledge.

The Company respectfully advises the Staff that Article 173 of the PRC Property Law and Article 67 of the PRC Security Law provide that a pledge secures, among other things, the payment of the principal amount of a debt plus accrued interest, liquidated damages and default penalties, unless otherwise agreed in the pledge agreement.  According to Article 2.1 of Tudou’s equity pledge agreements, the pledges secure the performance by Tudou’s consolidated affiliated entities and their respective shareholders of all of their respective obligations under the relevant contractual arrangements.

The Company further advises the Staff that the amount of the registered equity pledge stated on the registration application form does not represent the fair market value of the pledged equity interest or the total amount of the secured obligations.  Rather, such amount represents the par value of the pledged equity interest, i.e. the total amount of the paid-in capital contributed by the respective shareholders. As a result, the Company believes that it may confuse or mislead investors to disclose the amount of the registered equity pledge stated on the registration application form in the Amended Registration Statement.

In response to the Staff’s comment, the Company has provided the Staff on a supplemental basis English translations of all registered equity pledges, which are attached hereto as Annex IV.

* * *

If you have any additional questions or comments regarding the Registration Statement, please contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Sincerely,

/s/ Z. Julie Gao
Z. Julie Gao

cc:      Victor Koo, Chairman of the Board of Directors and Chief Executive Officer, Youku Inc.

Dele Liu, Director, Chief Financial Officer and Senior Vice President, Youku Inc.

Gary Wei Wang, Chairman of the Board of Directors and Chief Executive Officer, Tudou Holdings Limited

Bin Yu, Chief Financial Officer, Tudou Holdings Limited

Ernest C Lee, Ernst & Young Hua Ming

Steve Pan, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

David T. Zhang, Esq., Kirkland & Ellis International LLP

Jesse Sheley, Esq., Kirkland & Ellis International LLP

Benjamin Su, Esq., Kirkland & Ellis International LLP

Allen C. Wang, Esq., Latham & Watkins LLP

ANNEX I

English Translation of Business Licenses of Tudou’s PRC Subsidiaries and Consolidated Affiliated Entities

(In Response to Staff Comment No. 2)

BUSINESS LICENSE OF

Toodou (China) Advertising Co., Ltd.

Registration Number:	310000400671591 (City)

Setup Date:	December 31, 2011

License Number:	00000002201203230034

Enterprise Identity:	000000022011123100015

Registrar Authority:	Shanghai Administration of Industry and Commerce

Term of this License:	March 23, 2012 — December 30, 2041

Seal Affixed: Shanghai Administration of Industry and Commerce

March 23, 2012

No. 1200932

Name of Enterprise:	Toodou (China) Advertising Co., Ltd.

Business Address:	Room 1150, Building Five, 555 Dongchuan Road, Minhang District, Shanghai

Legal Representative:	Wei Wang

Registered Capital:	RMB100.0 million

Paid-in Capital:	RMB20.0 million

Type of Company:	Company with Limited Liability (wholly owned by enterprise in Taiwan, Hong Kong or Macau)

Scope of Business:

Design, production and publication of, and acting as agent for, all kinds of domestic and foreign advertisements; graphics design; corporate image design; conference services; and enterprise management consultation. (Operation subject to licensing if involving items that need administrative license).

Shareholder (Founder):	Tudou Limited

Term of Business:	From December 31, 2011 to December 31, 2041

BUSINESS LICENSE OF

Chuanxian Network Technology (Shanghai) Co., Ltd.

Registration Number:	310000400663116 (Minhang)

Setup Date:	September 22, 2011

License Number:	12000002301205160001

Enterprise Identity:	000000022011092200205

Registrar Authority:	Shanghai Branch of State Administration of Industry and Commerce

Term of this License:	May 16, 2012 — September 21, 2031

Seal Affixed: Shanghai Administration of Industry and Commerce

May 16, 2012

No. 1341221

Name of Enterprise:	Chuanxian Network Technology (Shanghai) Co., Ltd.

Business Address:	Room 2, 2nd Floor, Building Five, 555 Dongchuan Road, Minhang District, Shanghai

Legal Representative:	Wei Wang

Registered Capital:	US$90.0 million

Paid-in Capital:	US$72.0 million

Type of Company:	Company with Limited Liability (wholly owned by enterprise in Taiwan, Hong Kong or Macau)

Scope of Business:	Design, development and production of computer software; sale of self-manufactured products; provision of relevant supporting services; provision of computer network system integration and installment and maintenance of computer application system; leasing, wholesaling, export and import of, and acting as commissioned agent (except in auction) for, computer software and hardware (excluding gaming software); and provision of related supporting services (excluding goods traded and managed by State-owned enterprises; application shall be made according to relevant regulations if involving products under the quota and license management). (Operation subject to licensing if involving items that need administrative license).

Shareholder (Founder):	Star Manor Limited

Term of Business:	From September 22, 2011 to September 21, 2031

BUSINESS LICENSE OF

Reshuffle Technology (Shanghai) Co., Ltd.

Registration Number:	310115400192471 (Pudong)

Setup Date:	January 25, 2006

License Number:	15000002201201190083

Enterprise Identity:	150000022006012500020

Registrar Authority:	Shanghai Pudong Branch of State Administration of Industry and Commerce

Term of this License:	January 19, 2012 – December 31, 2012

Seal Affixed: Shanghai Administration of Industry and
Commerce, Pudong Branch

January 19, 2012

No. 1213616

Name of Enterprise:	Reshuffle Technology (Shanghai) Co., Ltd.

Business Address:	Room 22301-1007, 14th Building, Pudong Software Park, 498 Guoshoujing Road, Zhangjiang High-tech Park, Shanghai

Legal Representative:	Wei Wang

Registered Capital:	US$63.0 million

Paid-in Capital:	US$63.0 million

Type of Company:	Company with Limited Liability (wholly owned by Taiwan, Hong Kong and Macao enterprise)

Scope of Business:	Development, design and production of network information system software (excluding value-added telecommunication businesses); sale of self-manufactured products; development and design of computer hardware; and provision of related technical consultation and services. (Operation subject to licensing if involving items that need administrative license).

Shareholder (Founder):	Star Manor Limited

Term of Business:	From January 25, 2006 to January 24, 2026

BUSINESS LICENSE OF

Wohong Technology (Shanghai) Co., Ltd.

Registration Number:	310000400627757 (Xuhui)

Setup Date:	August 2, 2010

License Number:	04000002201204050017

Enterprise Identity:	000000022010080200201

Registrar Authority:	Shanghai Branch of State Administration of Industry and Commerce

Term of this License:	April 5, 2012 – August 1, 2030

Seal Affixed: Shanghai Administration of Industry and
Commerce

April 5, 2012

No. 1431499

Name of Enterprise:	Wohong Technology (Shanghai) Co., Ltd.

Business Address:	Room 102-5, 438 South Ruijin Road, Xuhui District, Shanghai

Legal Representative:	Wei Wang

Registered Capital:	US$10.0 million

Paid-in Capital:	US$10.0 million

Type of Company:	Company with Limited Liability (wholly owned by foreign enterprise)

Scope of Business:

Design, development and production of computer software; sale of self-manufactured products; computer system integration; contracting computer network engineering projects; wholesaling, export and import of, and acting as commissioned agent (except in auction) for, the goods described above; and

provision of related supporting services. excluding  goods subject to administration by state-operated trade, and application shall be made according to relevant state regulations if involving quota and license management). (operation subject to licensing if involving items that need administrative license).

Shareholder (Founder):	Starcloud Media Co., Limited

Term of Business:	From August 2, 2010 to August 1, 2030

BUSINESS LICENSE OF

Shanghai Quan Toodou Network Science and Technology Co., Ltd.

Registration Number:          310115001021472

Seal Affixed: Shanghai Administration of Industry and
Commerce, Pudong Branch

September 2, 2011

Name of Enterprise:	Shanghai Quan Toodou Network Science and Technology Co., Ltd.

Business Address:	Room 105, Building D, 2500 Longdong Boulevard, Zhangjiang High-tech Park, Shanghai

Legal Representative:	Bin Yu

Registered Capital:	RMB50.0 million

Paid-in Capital:	RMB50.0 million

Type of Company:	Company with Limited Liability (domestic joint venture)

Scope of Business:

Information services business in the second category of value-added telecommunication services (limited to Internet information services only, and operation subject to licensing); technical consultation and development in the field of computer network technology; sale of office stationery, crafts and gifts, telecommunication devices and instrumentation equipment; design and production of all kinds of advertisements; publication of advertisements utilizing own media; and production and distribution of television programs (operation subject to licensing). (Operation subject to licensing if involving items that need administrative license).

Setup Date:	December 8, 2004

Term of Business:	From December 8, 2004 to December 7, 2014

Term of this License:	September 2, 2011 – April 30, 2013

License Number:	15000000201109020273

Enterprise Identity:	270000032004120800087

BUSINESS LICENSE OF

Shanghai Suzao Network Science and Technology Co., Ltd.

Registration Number:          310104000436223

Seal Affixed: Shanghai Administration of Industry and
Commerce, Xuhui Branch

August 13, 2009

Name of Enterprise:	Shanghai Suzao Network Science and Technology Co., Ltd.

Business Address:	Room 302-14, 451 Damuqiao Road

Legal Representative:	Chengzi Wu

Registered Capital:	RMB6.0 million

Paid-in Capital:	RMB6.0 million

Type of Company:	Company with Limited Liability (domestic joint venture)

Scope of Business:

Technology development, technology consultation, technology transfer and technology services in the field of telecommunication network devices; design and production of computer graphics; business consultation (excluding brokerage); sale of computer software and hardware, office stationery and equipment, electronic products and telecommunication devices; and leasing of computer and telecommunication devices. (Operation subject to licensing if involving items that need administrative license).

Setup Date:	May 19, 2009

Term of Business:	From May 19, 2009 to May 18, 2019

Term of this License:	From August 13, 2009 to May 18, 2019

License Number:	04000000200908130006

Enterprise Identity:	040000032009051900087

BUSINESS LICENSE OF

Beijing Tixian Digital Science and Technology Co., Ltd.

Registration Number:          110107014594793

Seal Affixed: Beijing Administration of Industry and
Commerce, Shijingshan Branch

January 31, 2012

Name of Enterprise:	Beijing Tixian Digital Science and Technology Co., Ltd.

Business Address:	Room 7492, Building 3, 3 Xijing Road, Badachu High-tech Park, Shijingshan District, Beijing

Legal Representative:	Zhou Yu

Registered Capital:	RMB1.0 million

Paid-in Capital:	RMB1.0 million

Type of Company:	Company with Limited Liability (Invested or controlled by individuals)

Operation items subject to administrative license: none.

Scope of Business:

General operation items: technology development, technology consultation, technology services and technology promotion; computer animation design and production; graphics design; design, production and publication of, and acting as agent for, advertisements; contracting exhibitions; economic information consultation; organizing arts and cultural exchange activities (excluding performance); and software design.

Setup Date:	January 31, 2012

Term of Business:	From January 31, 2012 to January 30, 2032

BUSINESS LICENSE OF

Shanghai Licheng Cultural Communication Co., Ltd.

Registration Number:          310104000437222

Seal Affixed: Shanghai Administration of Industry and

Commerce, Xuhui Branch

September 6, 2011

Name of Enterprise:	Shanghai Licheng Cultural Communication Co., Ltd.

Business Address:	1st Floor, 6th Building, 20 North Chaling Road

Legal Representative:	Bin Yu

Registered Capital:	RMB1.0 million

Paid-in Capital:	RMB1.0 million

Type of Company:	One-person Company with Limited Liability (wholly owned by enterprise)

Scope of Business:

Organizing arts and cultural exchange activities, operating performance and brokerage business; production, integration, storage, and operation of, and related consultation for, digital items; design, production and publication of, and acting as agent for, all kinds of advertisements; design and production of computer graphics; planning for enterprise marketing; and public relations services. (Operation subject to licensing if involving items that need administrative license).

Setup Date:	June 2, 2009

Term of Business:	From June 2, 2009 to June 1, 2029

Term of this License:	From September 6, 2011 to June 1, 2029

License Number:	04000000201109060072

Enterprise Identity:	040000032009060200079

BUSINESS LICENSE OF

Shanghai Quan Toodou Cultural Communication Co., Ltd.

Registration Number:          310112001110140

Seal Affixed: Shanghai Administration of Industry and

Commerce, Minhang Branch

March 28, 2012

Name of Enterprise:	Shanghai Quan Toodou Cultural Communication Co., Ltd.

Business Address:	Room 1162, Building Five, 555 Dongchuan Road, Minhang District, Shanghai

Legal Representative:	Bin Yu

Registered Capital:	RMB10.0 million

Paid-in Capital:	RMB10.0 million

Type of Company:	Company with Limited Liability (domestic joint venture)

Scope of Business:

Cultural and art exchange and planning activities (excluding brokerage); design, production and publication of, and acting as agent for, all kinds of advertisements; technology development, technology transfer, technology consultation and technology service in the field of software technology and network technology; exhibition service, conference service, service etiquette, business information consultation, health management consultation (excluding diagnosis activities and psychological consultation) (consultation items, excluding brokerage), sale of craft gift and office stationery, engaging in export and import of goods and services. (Operation subject to licensing if involving items that need administrative license).

Setup Date:	September 9, 2011

Term of Business:	From September 9, 2011 to September 8, 2031

Term of this License:	From March 28, 2012 to September 8, 2031

License Number:	12000000201203280136

Enterprise Identity:	120000032011090900492

ANNEX II

English Translation of Undertaking Letter by Mr. Gary Wang

(In Response to Staff Comment No. 8)

May 31, 2012

To:	Tudou Holdings Limited
Building No. 6, X2 Creative Park
1238 Xietu Road, Xuhui District
Shanghai 200032
People’s Republic of China

Re:     Undertaking Letter

Dear Sir/Madam,

In reference to a civil court ruling regarding the settlement between Yang Lei and me made by the Shanghai Xuhui District People’s Court (No. (2010) Xu Min Yi (Min) Chu Zi No. 6196) dated June 10, 2011 (the “Settlement”), I have agreed to pay Yang Lei a cash amount before June 10, 2012 and an additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or similar transaction of Tudou Holdings Limited within two years after such an event.

I hereby confirm that based on the estimated value of my asset portfolio, I am able to discharge my obligations under the Settlement.  I undertake that I will duly perform my obligations under the Settlement in a timely manner.

I hereby agree to indemnify Tudou Holdings Limited, its subsidiaries and variable interest entities from and against any and all claims, losses, damages, costs, expenses, fines, penalties or other liabilities (if any) resulting from or arising out of my delay in or failure to duly perform any part of my obligations under the Settlement.

Sincerely,

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang

II-1

ANNEX III

English Translation of Settlement Treatment of Pledged Equity Interest

(In Response to Staff Comment No. 12)

Shanghai Xuhui District People’s Court

Civil Order

(2010) Xu Min Yi (Min) Chu Zi No. 6196-3

Plaintiff: Yang Lei, female, born on December 10, 1977, the Han nationality, serving in the Entertainment Department of Shanghai Media Group, living in Room 1802, No. 3, Lane 888, South Shaanxi Road, Shanghai.

Representative: Zhou Yi, lawyer from Shanghai Changjiang Law Firm.

Representative: Tian Zhongwei, lawyer from MWE China Law Offices.

Defendant: Wang Wei, male, born on May 8, 1973, the Han nationality, serving in Quan Toodou Network Science and Technology Co., Ltd., living in Room 1802, No. 3, Lane 888, South Shaanxi Road, Shanghai.

Representative: Chen Hongchun, lawyer from Shanghai Hunan Law Firm.

Representative: Hou Haoyan, lawyer from Shanghai Hunan Law Firm.

We refer to our order dated December 1, 2010 (Reference: (2010) Xu Min Yi (Min) Chu Zi No. 6196-1) for property preservation. As the lawsuit between the Plaintiff and Defendant was concluded, according to Item 11 of Paragraph 1 of Article 140 of the Civil Procedural Law of the People’s Republic of China, we hereby order that:

the seizure and freeze of the 38% equity interest in Quan Toodou Network Science and Technology Co., Ltd. applied by and in favor of Wang Wei is revoked.

This order shall be enforced immediately after it is served.

Each party, if dissatisfied with this order, may make a request to us for review. The enforcement of this order shall not be suspended during the period of review.

Chief Judge: Sun Meihua
Judge: Li Min
People’s Juror: Qiu Shihan
June 10, 2011
Court Clerk: Chen Li

III-1

ANNEX IV

English Translation of Tudou’s Registered Equity Pledges

(In Response to Staff Comment No. 19)

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [152010] No. 0007

Wei Wang:

Regarding your application, we completed the procedures for registration of change in equity pledge on March 23, 2010. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 1520080016

Company of equity pledged: Quan Toodou Network Science and Technology Co., Ltd.

Amount of the pledged equity: RMB47.50 million

Pledgor: Wei Wang

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 23, 2010

Registrar:	/s/ Huiling Sun

Seal affixed: Shanghai

Administration of Industry and Commerce, Pudong Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [152010] No. 0007

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of change in equity pledge on March 23, 2010. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 1520080016

Company of equity pledged: Quan Toodou Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB47.50 million

Pledgor: Wei Wang

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 23, 2010

Registrar:	/s/ Huiling Sun

Seal affixed: Shanghai

Administration of Industry and Commerce, Pudong Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [152010] No. 0008

Zhiqi Wang:

Regarding your application, we completed the procedures for registration of change in equity pledge on March 23, 2010. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 1520080020

Company of equity pledged: Quan Toodou Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB2.50 million

Pledgor: Zhiqi Wang

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 23, 2010

Registrar:	/s/ Huiling Sun

Seal affixed: Shanghai

Administration of Industry and Commerce, Pudong Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [152010] No. 0008

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of change in equity pledge on March 23, 2010. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 1520080020

Company of equity pledged: Quan Toodou Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB2.50 million

Pledgor: Zhiqi Wang

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 23, 2010

Registrar:	/s/ Huiling Sun

Seal affixed: Shanghai

Administration of Industry and Commerce, Pudong Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [042009] No. 0001

Chengzi Wu:

Regarding your application, we completed the procedures for registration of change in equity pledge on August 20, 2009. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 0420090017

Company of equity pledged: Shanghai Suzao Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB3.00 million

Pledgor: Chengzi Wu

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

August 20, 2009

Registrar:	/s/ Yeli Zhang

Seal affixed: Shanghai

Administration of Industry and Commerce, Xuhui Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [042009] No. 0001

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of change in equity pledge on August 20, 2009. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 0420090017

Company of equity pledged: Shanghai Suzao Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB3.00 million

Pledgor: Chengzi Wu

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

August 20, 2009

Registrar:	/s/ Yeli Zhang

Seal affixed: Shanghai
Administration of Industry and Commerce, Xuhui Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [042009] No. 0002

Jing Chen:

Regarding your application, we completed the procedures for registration of change in equity pledge on August 20, 2009. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 0420090018

Company of equity pledged: Shanghai Suzao Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB3.00 million

Pledgor: Jing Chen

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

August 20, 2009

Registrar:	/s/ Yeli Zhang

Seal affixed: Shanghai
Administration of Industry and Commerce, Xuhui Branch

Notice of Registration of Change in Equity Pledge

Registration of Equity Pledge, Bian Zi [042009] No. 0002

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of change in equity pledge on August 20, 2009. Registration information after the change is hereby provided as follows:

Registration number of equity pledge: 0420090018

Company of equity pledged: Shanghai Suzao Network Science and Technology Co., Ltd.

Amount of pledged equity: RMB3.00 million

Pledgor: Jing Chen

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

August 20, 2009

Registrar:	/s/ Yeli Zhang

Seal affixed: Shanghai
 Administration of Industry and Commerce, Xuhui Branch

Notice of Registration of Equity Pledge

(Jingshi) Registration of Equity Pledge, She Zi [2012] No. 00000734

Zhou Yu:

Regarding your application, we completed the procedures for registration of equity pledge on March 22, 2012, and the equity pledge is established on the date of registration. Registration information is hereby provided as follows:

Registration number of equity pledge: 110107014594793_0001

Company of equity pledged: Beijing Tixian Digital Science and Technology Co., Ltd.

Amount of pledged equity: RMB0.95 million

Pledgor: Zhou Yu

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 22, 2012

Seal affixed: Beijing
 Administration of Industry and Commerce, Shijingshan Branch

Notice of Registration of Equity Pledge

(Jingshi) Registration of Equity Pledge, She Zi [2012] No. 00000734

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of equity pledge on March 22, 2012, and the equity pledge is established on the date of registration. Registration information is hereby provided as follows:

Registration number of equity pledge: 110107014594793_0001

Company of equity pledged: Beijing Tixian Digital Science and Technology Co., Ltd.

Amount of pledged equity: RMB0.95 million

Pledgor: Zhou Yu

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 22, 2012

Seal affixed: Beijing
 Administration of Industry and Commerce, Shijingshan Branch

Notice of Registration of Equity Pledge

(Jingshi) Registration of Equity Pledge, She Zi [2012] No. 00000733

Ye Yuan:

Regarding your application, we completed the procedures for registration of equity pledge on March 22, 2012, and the equity pledge is established on the date of registration. Registration information is hereby provided as follows:

Registration number of equity pledge: 110107014594793_0002

Company of equity pledged: Beijing Tixian Digital Science and Technology Co., Ltd.

Amount of pledged equity: RMB0.05 million

Pledgor: Ye Yuan

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 22, 2012

Seal affixed: Beijing
 Administration of Industry and Commerce, Shijingshan Branch

Notice of Registration of Equity Pledge

(Jingshi) Registration of Equity Pledge, She Zi [2012] No. 00000733

Reshuffle Technology (Shanghai) Co., Ltd.:

Regarding your application, we completed the procedures for registration of equity pledge on March 22, 2012, and the equity pledge is established on the date of registration. Registration information is hereby provided as follows:

Registration number of equity pledge: 110107014594793_0002

Company of equity pledged: Beijing Tixian Digital Science and Technology Co., Ltd.

Amount of pledged equity: RMB0.05 million

Pledgor: Ye Yuan

Pledgee: Reshuffle Technology (Shanghai) Co., Ltd.

March 22, 2012

Seal affixed: Beijing
 Administration of Industry and Commerce, Shijingshan Branch